

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2022

Michael Brousset
Chief Executive Officer
Waldencast Acquisition Corp.
10 Bank Street, Suite 560
White Plains, NY 10606

> **Re: Waldencast Acquisition Corp.**
> **Amendment No. 3 to Registration Statement on Form F-4**
> **Filed April 27, 2022**
> **File No. 333-262692**

Dear Mr. Brousset:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 4, 2022 letter.

Amendment No. 3 to Registration Statement on Form F-4 filed April 27, 2022

Questions and Answers for Shareholders of Waldencast
Q: What equity stake will current Waldencast shareholders, Obagi Shareholders and Milk Members hold in Waldencast plc . . ., page xxvi

1. We acknowledge your response and revised disclosures to prior comment 4. Please also add disclosure as appropriate, including in a risk factor, to explain the combined aggregate post-transaction ownership of the Sponsor and its affiliates, including holdings through Beauty FPA Investor.

Summary of the Proxy Statement/Prospectus
Obagi, page 2

2.   We acknowledge your revised disclosures and response to prior comment 2, which now
        focuses on Obagi and its beliefs. Please further revise the disclosure to (1) state that you
        have also not received any communications from the FDA or similar regulatory
        authorities, as you indicate in your response letter, (2) explain that if the FDA chooses to
        pursue an enforcement action, it may choose to pursue one against you in addition to
        Obagi, and (3) explain that if the FDA pursues enforcement, you may be required to
        remove your HQ products from the market until you obtain FDA approval. Please also
        revise the fourth sentence in this paragraph to clearly explain that although prescription-
        strength drug products require FDA approval, you have not sought nor obtained FDA
        premarket approval or foreign regulatory authorities' authorization for any of your
        products, as you make clear on page 49.

World Class Research and Development (R&D), page 287

3.   We note your disclosure on page 287 that Obagi has conducted safety tests in addition
        to more than thirty studies with leading academic institutions for its Nu-Derm System,
        Obagi-C Rx System and CLENZIderm System. We also refer to your disclosure on pages
        51 and 284 that the FDA has previously cited evidence that HQ may be related to a skin
        condition called ochronosis after use of concentrations as low as 1 to 2 percent and
        recently describing serious side effects associated with using skin products containing 2%
        HQ such as skin rashes, facial swelling and skin discoloration. Please expand your
        disclosure to discuss serious adverse side effects that were observed in the various safety
        tests and studies using concentrations of 4% HQ in any of Obagi's products, if any.

Exhibits

4.   It is inappropriate for counsel to limit its opinion to certain documents. Accordingly,
        please ask Jersey counsel to revise the language in Section 1 to clarify that counsel has
        examined all documents that it has deemed necessary to render its opinion. It is
        inappropriate to include assumptions that are too broad or assume material facts
        underlying the opinion. The assumptions set forth in paragraphs 2.2, 2.3, 2.4 and 2.8 of
        your Jersey counsel's form of opinion filed as Exhibit 5.1 appear to assume material facts
        underlying the opinion. Please also ensure that the various assumptions in your U.S.
        counsel's opinion relating to matters such as good standing or due authorization or the lack
        of requisite approvals are appropriately covered by Jersey counsel, or revise. Please have
        your counsels file revised versions of the opinions.

        You may contact Jenn Do at 202-551-3743 or Lynn Dicker at 202-551-3616 if you have
questions regarding comments on the financial statements and related matters. Please contact
Jane Park at 202-551-7439 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Max Mayer-Cesiano, Esq.